June 8, 2012

Mr. Ed Bartz
Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	Underlying Funds Trust (the “Trust”)
File No.:  811-21895

Dear Mr. Bartz:

This letter is in response to the oral comments and suggestions provided to the Trust on May 24, 2012, with respect to the Trust’s Registration Statement filed on Form N-1A on April 9, 2012, relating to its series: Long/Short Equity Portfolio, Market Neutral Portfolio, Relative Value – Long/Short Debt Portfolio, Managed Futures Strategies Portfolio and Event Driven Portfolio (each a “Portfolio,” collectively, the “Portfolios”).

In connection with this response to the comments made by the staff of the U.S. Securities and Exchange Commission (the “Commission” or the “Staff”), the Trust, on behalf of the Portfolios, hereby states the following:

(1)
The Trust acknowledges that, in connection with the comments made by the Staff of the SEC on the Form N-1A registration statement, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are responsible for the content of such disclosure;

(2)	The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)
The Trust represents that neither the Trust nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the Commission or any person.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

Series and Class Identifiers

1.
Staff Comment: With respect to each Portfolio’s SEC registered name, please perform a series and class identifier update (SCUPDAT) through the EDGAR system to include the term “Portfolio” at the end of each Portfolio’s name.

Response:  The Trust responds by confirming that it will perform a SCUPDAT to update each Portfolio’s name as requested.

Prospectus – Cover Page

2.	Staff Comment: It is the Staff’s position that the front cover of the Portfolios’ prospectus contains information disallowed by Form N-1A. Accordingly, please remove:
a.	the disclosure at the top right which lists the investment advisor’s name and a statement which reads, “The mutual fund advisor dedicated exclusively to alternative investment strategiesSM”; and
b.	the Portfolios’ website and telephone number.

Response:  The Trust responds by directing the Staff to the instruction to Item 1(a) of Form N-1A which states that (italics added) “[a] Fund may include on the front cover page a statement of its investment objectives, a brief (e.g., one sentence) description of its operations, or any additional information, subject to the requirement set out in General Instruction C.3(b).”  General Instruction C.3(b) further states that “[a] Fund may include, except in response to Items 2 through 8, information in the prospectus or SAI that is not otherwise required. . . . so long as the information is not incomplete, inaccurate, or misleading and does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included.”

It is the Trust’s position that the additional information referenced in the Staff’s comment is appropriate pursuant to Form N-1A, subject to the requirements of General Instruction C.3(b).  In compliance with General Instruction C.3(b), the additional information is contained on the front cover, which is governed by Item 1 of Form N-1A, not Items 2 through 8.  The Trust also believes that the additional information is not incomplete, inaccurate, or misleading and does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included.  Accordingly, the Trust respectfully declines to make the requested deletions.

Prospectus – Summary Section

3.
Staff Comment:  With respect to the Market Neutral Portfolio’s “Management” section, the Staff notes that several sub-advisers are disclosed.  The Staff directs the Trust to Instruction 2 to Item 5 of Form N-1A which states, “A Fund having three or more sub-advisers, each of which manages a portion of the Fund’s portfolio, need not identify each such sub-adviser, except that the Fund must identify any sub-adviser that is (or is reasonably expected to be) responsible for the management of a significant portion of the Fund’s net assets. For purposes of this paragraph, a significant portion of a Fund’s net assets generally will be deemed to be 30% or more of the Fund’s net assets.”  Based upon this criterion, please confirm that the appropriate sub-advisers have been disclosed.  Please make appropriate revisions as necessary.

Response:  The Trust responds by confirming that all of the sub-advisers responsible for 30% or more of the Market Neutral Portfolio’s net assets are currently identified as required by Item 5 of Form N-1A.

4.
Staff Comment:  With respect to each Portfolio’s “Management” section, the Staff notes that the portfolio managers listed are those of the adviser and that the portfolio managers of the sub-advisers are not included.  Item 5(b) of Form N-1A requires the disclosure of persons “who are primarily responsible for the day-to-day management of the Fund’s portfolio.”  Please confirm whether the portfolio managers of any of the sub-advisers meet this criterion.  If so, please make appropriate revisions to include these portfolio managers.

Response:  The Trust responds by confirming that the portfolio managers currently identified for each Portfolio are the persons primarily responsible for the day-to-day management of each Portfolio.

Prospectus – Long/Short Equity Portfolio

5.	Staff Comment: With respect to the “Investment Objective” section, please revise to include a definition for the term “market cycle.”

Response:  The Trust responds by revising the disclosure as follows:

The Long/Short Equity Portfolio seeks to achieve consistent returns with moderate correlation to traditional U.S. equities market indices and lower volatility of monthly returns over a market cycle.  A market cycle is three to five years.

6.
Staff Comment:  With respect to the “Principal Investment Strategies and Policies” section, please confirm whether derivatives are valued at notional value for the purposes of the Portfolio’s 80% investment requirement.

Response:  The Trust responds by stating that derivatives are not valued at notional value for the purposes of the Portfolio’s 80% investment requirement.

Prospectus – Managed Futures Strategies Portfolio

7.
Staff Comment:  The Staff notes that the Portfolio has not received a private letter ruling from the Internal Revenue Service with respect to the treatment of income derived from the Cayman Island Subsidiary.  Rather, the Portfolio is relying on a legal opinion which has previously been provided to the Staff.  In the “Principal Investment Risks” section, where appropriate, please revise to state the Portfolio’s plan in the event it is determined that the income from the Cayman Island Subsidiary, despite the legal opinion, is in fact “bad income.”  Please also add disclosure, where appropriate, indicating that the Portfolio is relying on a legal opinion.

Response: The Trust responds to the Staff’s comment by stating supplementally that the Portfolio is not required to state its position on uncertain future determinations by the IRS regarding the classification of the Portfolio's income. If and when the Portfolio's income is determined to be "bad income," the Portfolio plans to comply with such determination and will evaluate the steps necessary to do so, based upon existing IRS regulations.  With respect to the second part of the Staff's comment, the Trust responds by revising the Portfolio's "Tax Risk" disclosure as follows:

“Tax Risks. The Portfolio intends to achieve exposure to the commodity and financial futures markets primarily by investing in the Subsidiary, which, in turn, will invest in the Trading Accounts. To qualify for the tax treatment available to regulated investment companies under the Code, the Portfolio must derive at least 90% of its gross income for each taxable year from sources treated as “qualifying income” under the Code. Income derived from direct investments in commodities is not qualifying income. The Internal Revenue Service (the “IRS”) has issued a revenue ruling concluding that income and gains from certain commodity-linked derivatives are not qualifying income for purposes of the 90% gross income test. However, the IRS has indicated in a subsequent revenue ruling that income from certain alternative investment instruments (such as certain structured notes) with exposure to commodities may constitute qualifying income for these purposes. The IRS has also issued private letter rulings to certain regulated investment companies holding that income from (i) certain commodity index-linked notes and (ii) investments in wholly-owned subsidiaries similar to the Subsidiary is qualifying income for purposes of the 90% gross income test. However, each of these private letter rulings applies only to the taxpayer that requested it and may not be used or cited as precedent. The Portfolio has not received and does not intend to seek such a ruling from the IRS. Rather, the Portfolio intends to take the position that income from the Portfolio’s investment in commodity index-linked notes and in the Subsidiary will constitute qualifying income for these purposes and the Portfolio has obtained a legal opinion in support of this position.   However, ~~but~~ this tax treatment is not entirely clear. The tax treatment of the Portfolio’s investment in commodity linked notes or in the Subsidiary could also be adversely affected by future legislation, Treasury regulations or guidance issued by the IRS."

8.
Staff Comment:  With respect to the “Principal Investment Risks” section, please revise “Industry Concentration Risks” to make reference to the Portfolio’s exposure to financial services sectors as disclosed in investment restriction #4 on page 6 of the SAI.

Response:  The Trust responds by revising the disclosure as follows:

“~~Industry~~ Concentration Risks. The Portfolio, through its investment in the Subsidiary, concentrates its investments in the commodity futures markets, which have historically experienced substantial price volatility. The Portfolio, through its investment in the Subsidiary, may also have substantial exposure to financial services sectors.  ~~This~~ These concentrations subject~~s~~ the Portfolio to greater risk of loss, as a result of adverse economic, business or other developments affecting these sectors, than if the Subsidiary’s investments were diversified across different sectors and markets.”

Statement of Additional Information

9.	Staff Comment: In the “Investment Restrictions” section on page 6, with respect to investment restriction #4 for the Managed Futures Strategies Portfolio:

a.
Regarding sub-parts b and c, please change the term “may” to “will” in each sub-part as it is the Staff’s position that the Portfolio may not have freedom of action with respect to industry concentration; and

b.	Regarding sub-part d, explain why counterparties should not be viewed as an industry for the purposes of determining industry concentration.

Response:  With respect to part (a) of the Staff’s comment, the Trust responds by stating that investment restriction #4 is a fundamental policy and may not be changed without the approval of the Portfolio’s shareholders.  Additionally, the Trust states supplementally that per the first part of investment restriction #4, the Portfolio will not concentrate in any industry and therefore does not have freedom of action with respect to industry concentration.  However, the Portfolio’s policy to not concentrate in any industry is qualified by sub-parts b and c, which state that 25% or more of the Portfolio’s assets may be indirectly exposed, through the subsidiary, to industries in commodity sectors or financial services sectors.  This language is included only to make clear that the Portfolio, through the subsidiary, will have significant exposure to these sectors, even though the Portfolio will not concentrate in any particular industry.  Accordingly, the Trust respectfully declines to make the requested revisions.

With respect to part (b) of the Staff’s comment, the Trust responds by stating that it does not consider counterparties themselves to be an industry.  Rather, the security underlying the arrangement with the counterparty would determine the industry in which the Portfolio would be invested.  For example, if the Portfolio entered into a commodity futures contract, the industry would be dependent on the particular commodity underlying the contract.  The counterparty itself would only enable the Portfolio to gain exposure to the particular industry.

If you have any questions regarding the enclosed, please do not hesitate to contact Jeanine M. Bajczyk at (414) 765-6609.

Very truly yours,

/s/ J. Michael Fields
J. Michael Fields
Secretary
Underlying Funds Trust